BB

05037385

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

BB 3/8

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SEC MAIL RECEIVED PROCESSING FEB 25 2005 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George Weiss & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One State Street
(No. and Street)

Hartford, CT 06103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George A. Weiss (860) 240-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blum Shapiro & Company P.C.
(Name – *if individual, state last, first, middle name*)

29 South Main Street, P.O. Box 272000 West Hartford, CT 06127-2000
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George A. Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George Weiss & Company LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager
Title

Notary Public

CARMEN C. DEL MONACO
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE WEISS & COMPANY LLC

CONTENTS

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000

Tel 860.561.4000
Fax 860.521.9241
www.blumshapiro.com

BlumShapiro

Report of Independent Accountants

To the Members
George Weiss & Company LLC
Hartford, Connecticut

We have audited the accompanying statements of financial condition of George Weiss & Company LLC as of December 31, 2004 and 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of George Weiss & Company LLC as of December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Blum, Shapiro & Company, P.C.

February 9, 2005

GEORGE WEISS & COMPANY LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Cash and cash equivalents	$ 15,795	$ 38,579
Receivable from brokers	1,188,566	1,077,596
Securities owned, at market value	-	106,228
Prepaid expenses	-	4,088
Other assets	50,000	50,000
Total Assets	$ 1,254,361	$ 1,276,491
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Due to other brokers	$ 1,132	$ -
Due to related parties	-	2,902
Accrued expenses and other liabilities	704	704
Total liabilities	1,836	3,606
Members' Equity	1,252,525	1,272,885
Total Liabilities and Members' Equity	$ 1,254,361	$ 1,276,491

The accompanying notes are an integral part of the financial statements

Note 1 - **Summary of Significant Accounting Policies:**

Organization - The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed as a limited liability company in July 1996. The Company shall continue until December 31, 2026, unless terminated sooner in accordance with the provisions of its operating agreement.

Nature of Operations - The Company is engaged in a single line of business as a securities broker and dealer, which includes various securities trading and brokerage activities. The Company's primary business activity is proprietary trading.

The majority of the Company's brokerage transactions are cleared through a broker on a fully disclosed basis; therefore, they do not carry customer accounts.

Revenue Recognition - Proprietary securities transactions are recorded on the trade date. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Realized gains and losses are recognized on the first-in, first-out method.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net of commissions on the statements of financial condition as due from other brokers and due to other brokers, respectively.

Marketable securities are valued at market value.

Cash and Cash Equivalents - The Company maintains its cash in bank deposit or brokerage accounts that, at times, may exceed insured limits. The Company has not experienced any losses in such accounts or instruments. The Company believes it is not exposed to any significant credit risk on cash.

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of 90 days or less. The Company invests in a money market account, which is considered to be a cash equivalent. The balance of the money market account at December 31, 2004 and 2003, was $2,626 and $8,531, respectively.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Income Taxes - The Company is treated as a partnership for federal and state income tax purposes. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company.

Note 2 - **Net Capital:**

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $1,164,222, which was $1,064,222 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.002 to 1.

Note 3 - **Financial Instruments:**

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 4 - **Related Parties:**

The Company formerly entered into an investment services agreement with George Weiss Associates, Inc. (Associates), a related party, for investment services. The fees for these services were based upon a formula of actual expenses incurred. This agreement was terminated effective January 1, 2004. During the year ended December 31, 2003, the Company incurred fees of $7,052,341. At December 31, 2003, $2,902 was due to Associates.

During the prior year, the Company provided investment operations and investment banking functions to Quaker Partners LLC, a related party, under an investment services agreement. Fee income under this agreement totaled $2,394,467 for the year ended December 31, 2003. In the current year, there was no activity under this agreement.

Note 5 - **Joint Back Office Agreement:**

The Company entered into a Joint Back Office Agreement with Merrill Lynch Professional Clearing Corporation (Merrill Lynch) to provide processing and clearing for all of its proprietary security transactions, as well as a credit facilities arrangement. In connection with this arrangement and the Company's customer agreement with Merrill Lynch, Merrill Lynch retains a security interest in all securities held by it, as security for obligations due to it.